Of counsel PEARLMAN & PEARLMAN LLC ———————————— CHARLES B. PEARLMAN BRIAN A. PEARLMAN

January 10, 2012

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

As Seen On TV, Inc. (formerly H & H Imports, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed May 12, 2011
File No. 333-170778

Ladies and Gentleman:

On behalf of As Seen On TV, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated May 25, 2011. Each of our responses has been numbered to be consistent with Staff’s Comment Letter. In addition, where appropriate, the location of the revisions within Amendment No. 4 to the Registration Statement has been included. The Company notes that Amendment No. 3, as filed on June 28, 2011, was not reviewed by the Staff.

Registration Statement on Form S-1

Summary of the Offering, page 3

COMMENT 1.

We note your disclosure on page 3 that you could receive up to $39,105,000 net of fees to a placement agent and your disclosure on page 4 that you paid $280,000 in fees to your placement agent. Please advise or revise. Also revise the “Use of Proceeds” section accordingly.

RESPONSE:

The disclosure on page 3 noting that the Company “…could receive up to $39,105,000 net of fees to a placement agent” reflects a projection based on exercise of all offering related warrants, net of cashless warrants held by the placement agent, and reduced by 5% which is payable to the placement agent on warrant exercise proceeds on warrants actually placed by the placement agent will total potential placement agent fees of $1,170,000.  A summary is as follows.

United States Securities and Exchange Commission

January 10, 2012

Warrants exercisable for cash	No Warrants	Gross Proceeds
Series A @ $3.00	2,237,500	$6,712,500
Series B @ $5.00	2,237,500	11,187,500
Series C @ $10.00	2,237,500	22,375,000
	6,712,500	40,275,000
Placement agent fee		(1,170,000)
		$39,105,000

The disclosure on page 4 of $280,000 represents actual cash fees paid to the placement agent pursuant to their Placement Agent Agreement on the $2,600,000 gross offering proceeds actually received by the Company.

In response to the Staff’s comment, we have expanded the disclosure on page 3 and under Use of Proceeds to quantify the potential placement agent fee of $1,170,000 on warrant proceeds. The discussion on page 4 has been expanded to further clarify that the $280,000 paid to the placement agent was actually paid in cash and related directly to gross proceeds actually funded in the $2,6000,000 offering.

Risk Factors, page 8

Failure to Timely Pay Obligations As They Come Due Could Lead to Significant, page 8

COMMENT 2.

We note your response to our prior comment 8 that you failed to make timely interest payments on the 12% Senior Working Capital Notes due to oversight. Please add this disclosure here.

RESPONSE:

The Company has modified the risk factor to indicate that the failure to make timely interest payments on the Company’s 12% Senior Working Capital Notes was due to managements oversight.

Our Business Would Be Harmed If Our Third Party Manufacturers and Service, page 11

COMMENT 3.

We note your response to our prior comment 9 and reissue in part. Please revise this risk factor by removing the words “our third party” from the title so as to clarify that you do not manufacture the products your sell.

United States Securities and Exchange Commission

January 10, 2012

RESPONSE:

Following Staff’s comment, the Company has removed the words “…our third party…” from the title of our risk factor.

Our Management and Principal Shareholders in the Aggregate, Own or Control, page 14

COMMENT 4.

Please reconcile your disclosure in this risk factor that 55% of your common stock is owned or controlled by your management and principal shareholders with your disclosure on page 35.

RESPONSE:

As management and principal shareholders currently own and control a minority of the Company’s outstanding common stock, the risk factor has been removed.

Use of Proceeds, page 16

COMMENT 5.

Please revise to remove the implication that the information in this section is not reliable. Please note that while you may reserve the right to change the use of proceeds, you should discuss such reservations and contingencies. Refer to Item 504 of Regulation S-K.

RESPONSE:

The Company has modified its Use of Proceeds disclosures to remove the implication that the information is not reliable by rather is subject to change depending on contingencies.

Business, page 25

Recent Development, page 27

BrightFeetTM Lighted Slippers, page 27

COMMENT 6.

Please revise your disclosure on page 27 to clarify how the revenues will be allocated among the retailers, your company and Boston Ideas, LLC should you enter into the definitive agreement that you are currently negotiating with Boston Ideas, LLC.

RESPONSE:

The BrightFeetTM Lighted Slippers disclosure has been removed.

G-Unit, page 27

COMMENT 7.

We note your disclosure regarding the terminated agreement with Sleek Audio, LLC and G-Unit Brands, Inc. to market a wireless over-the-ear headphone product. Please advise as to whether this is the same product that you plan on marketing with SMS Audio LLC and G-Unit Brands, Inc. To the extent that it is not the same product for which you contributed $182,100 for product tooling to produce, please revise to clarify. In

United States Securities and Exchange Commission

January 10, 2012

addition, please file your term sheet with SMS Audio LLC and G-Unit Brands as an exhibit to the registration statement.

RESPONSE:

The Company has eliminated the disclosure as the Company currently does not currently anticipate any material relationship or agreement with SMS Audio or G-Unit. Status of this relationship is disclosed under “Certain Relationships and Related Parties”.

Regarding the $182,100 the Company contributed to tooling for the initial product, as this amount for tooling was deemed not recoverable, the entire amount was written-off in the fiscal fourth quarter 2011, as disclosed under “Investments” in Note 3 to the Company’s March 31, 2011 audited financial statements.

Celebrity Marketing Plan, page 27

COMMENT 8.

We note your disclosure on page 27 that you intend to develop relationships with celebrities to market future products. Please revise to describe in greater detail your celebrity marketing plan by including a timeline describing the steps you will take to develop relationships with celebrities and the estimated costs of each step.

RESPONSE:

We currently do not have any potential products that are endorsed by celebrities. Due to the difficulties in estimating reasonable timelines and costs associated for yet unidentified products, the Company has removed this disclosure.

Executive Compensation, page 32

Outstanding Equity Awards at Fiscal Year End, page 33

COMMENT 9.

Please revise to update by including disclosure for fiscal year ended March 31, 2011 or explain why this is not necessary.

RESPONSE:

The Executive Compensation section has been updated to cover option awards at fiscal year end March 31, 2011.

Certain Relationships and Related Transactions, page 34

COMMENT 10.

We note your disclosure in your Form 8-K filed on March 23, 2011 regarding the severance, consulting and release agreement you signed with Mr. Cimino. Please disclose here and file the agreement as an exhibit to your registration statement.

United States Securities and Exchange Commission

January 10, 2012

RESPONSE:

The Company has added disclosure to Certain Relationships and Related Transactions covering Mr. Cimino’s departure from the Company. In response to Staff’s comment, the March 23, 2011 agreement with Mr. Cimino was included as exhibit to amendment No. 3 to the registration statement.

Selling Security Holders, page 38

COMMENT 11.

We note your response to our prior comment 30 and reissue in part. Please revise your disclosure on page 43 to state that G-Unit is an affiliate.

RESPONSE:

G-Unit is no longer an affiliate of the Company.

Consolidated Statements of Stockholders’ Equity, page F-18

COMMENT 12.

We note your revisions in response to our prior comment number 33 and that the reverse merger transaction has been changed to reflect that of a recapitalization rather than as a business combination. However, it does not appear that historical capital stock accounts have been properly adjusted to reflect the reverse merger transaction. In this regard, the capital stock accounts of the acquiring enterprise should be adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the reverse merger transactions. For periods prior to the reverse acquisition, the equity of the combined enterprise is this historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. The net assets acquired would not be adjusted to fair value since no “business” is actually being acquired and no goodwill would be recognized in the transaction. Please revise your presentation in the Company’s financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above. Furthermore, please explain how the debit amount of $320,000 to APIC shown on the statements of stockholders’ equity for the reverse merger transaction was derived. If the amount represents the historical net assets of H & H acquired in the reverse merger, please explain why represents a cash outflow item under investing activities in the statements of cash flows. We may have further comment upon receipt of your response.

RESPONSE:

TV Goods Holding Corporation (accounting acquirer/legal acquiree) completed a reverse recapitalization with H & H Imports, Inc. on May 28, 2010. Both the accounting acquirer and accounting acquiree had a par value, prior to, and subsequent to, the transaction of $0.0001 per share.

United States Securities and Exchange Commission

January 10, 2012

The acquisition date fair value of the legal acquirer on the transaction date was $0. The legal acquirer was not a public company prior to the transaction with no quoted stock value and paid $320,000 cash consideration to complete the transaction. The common stock exchange ratio was 1 to 1.

Under the provisions of ASC 805-40-45:

“…Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquiree) issued in the reverse acquisition.…”

In the case of the Company’s transaction, the exchange ratio was 1:1, resulting in the issuance of 182,487,500 (pre 20-to-1 reverse stock split) shares by the accounting acquirer in exchange for 182,487,500 (pre 20-to-1 reverse stock split) of the legal acquirer.

As described in the related Form 8-K filed June 4, 2010:

“…the shareholders of TV Goods (the “TV Goods Shareholders”) exchanged all of the TV Goods shares in exchange for 182,487,500 shares of raw common stock (the “Merger”). As a result of the Merger, TV Goods became our wholly-owned subsidiary….”

A roll-forward of the accounting acquiree’s shares outstanding up to the reverse recapitalization date (pre 20-to-1 reverse stock split), is as follows:

Initial founder shares	152,000,010
Shares issued in connection with senior working capital notes at $0.05 per share	6,187,500
Balance March 31, 2010	158,187,510

Private placement completed
May 27, 2010	24,000,000

Shares issued for legal services in connection with reverse recapitalization	300,000
182,487,500

United States Securities and Exchange Commission

January 10, 2012

ASC 805-40-452(d) provides:

“The amount recognized as issued equity interests in the consolidated financial statements determined by adding the issued equity interest of the legal subsidiary (the accounting acquirer) outstanding immediately before the business combination to the fair value of the legal parent (accounting acquiree) determined in accordance with the guidance in this Topic applicable to business combinations. However, the equity structure (that is, the number and type of equity interests issued) reflects the equity structure of the legal parent (the accounting acquiree), including the equity interests the legal parent issued to effect the combination. Accordingly, the equity structure of the legal subsidiary (the accounting acquirer) is restated using the exchange ratio established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire) issued in the reverse acquisition.”

Accordingly, under this somewhat unusual circumstance i.e. same par value, 1:1 exchange and $0 acquisition data fair value, the Company believes “the equity structure of the legal subsidiary (the accounting acquirer) already represents the “…exchange ration established in the acquisition agreement to reflect the number of shares of the legal parent (the accounting acquire) issued in the reverse acquisition….”, and for periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger “restated” (restatement was not necessary) using the exchange ratio of the reverse merger.

As stated above, the net assets acquired were $0 accordingly, it may appear as none were recognized however, the guidance as described in ASC 805-10/805-30 has been applied.

As the legal acquiree was not a business as described by ASC 805-10-55, no goodwill was recognized, and the transaction was treated as a reverse capitalization.

The $320,000 addressed by Staff reflects the consideration effectively transferred. This amount was paid in cash at closing and represented “…the fair value of consideration effectively transferred should be based on the most reliable measure….” within the meaning of ASC 805-40-55-10.  As the accounting acquire was not a public company with a quoted stock, this represented the “most reliable measure.” As no goodwill is recognized in a recapitalization, the debit was charged to APIC.

United States Securities and Exchange Commission

January 10, 2012

Consolidated Balance Sheets, page F-16

COMMENT 13.

Please revise to correct the typographical error on the face of the balance sheet. The period presented should be March 31, 2010 rather than March 31, 2011. Furthermore, you have marked that column as “restated” however, the amounts appear unchanged as compared to those presented in audited balance sheet on page F-3

RESPONSE:

We acknowledge and thank Staff for the Comment regarding the typographical errors on the face of the balance sheet. The column headings on the balance sheet have been corrected.

Note 2-Restatement of Financial Statements, page F-20

COMMENT 14.

The amounts in the table appear to contain typographical errors. For example, the line items relating to common stock and APIC do not cross foot and the restated column does not foot. Furthermore, the amounts include in the “as filed” column do not agree to the previously filed data appearing on page F-16 or F-3.

RESPONSE:

We acknowledge and thank Staff for pointing out typographical errors, which have been corrected. In addition, certain restatement schedules included in Note 1 have been expanded as needed to include unchanged figures such that referenced subtotals and totals now foot. In general, the restatement related presentation has been made clearer.

Note 3-Basis of Presentation, Liquidity, and Summary of Significant Accounting Policies

Investments, page F-23

COMMENT 15.

In light of the materiality of your investment balances, expand this note to clearly describe how these investments were acquired and how they were valued at the time of the acquisition.

RESPONSE:

Note 3 – Liquidity, Going Concern and Significant Accounting Policies – Investments has been expanded to more clearly describe how our investments were acquired and valued at the time of acquisition.

Note 7- Commitments, page F-30

COMMENT 16.

We note the disclosure in Risk Factors on page 8, indicating that you have failed to comply with the registration rights provision and are obligated to make pro rata payments to the subscribers under the 2010 Private Placement in an amount equal to 1% per month of the aggregate amount invested by the subscribers up to a maximum of 6% of the aggregate

United States Securities and Exchange Commission

January 10, 2012

amount invested by the subscribers. You are obligated to pay the subscribers approximately $88,400. The maximum amount of penalty to which the Company may be subject is $156,000 if it is unable to successfully have the registration statement declared effective within six months of the termination of the related funding. Please revise Note 7 to the financial statements to include this information and indicate the amount, if any, that has been accrued to date. If no amounts have been accrued, please explain the reason why.

RESPONSE:

The Company’s financial statements and footnotes for the year ended March 31, 2011, recognize the full amount the penalty. See footnotes 6 and 11 to the audited financial statements.

Note 9-Subsequent Events, page F-33

COMMENT 17.

We note from your disclosures in MD&A that on April 11, 2011 the Company and Octagon Capital Partners, an accredited investor, entered into a securities purchase agreement whereby Octagon purchased from the Company a convertible debenture, in the principal amount of $750,000 and in connection with the securities purchase agreement, warrants to purchase the Company’s common stock were also issued to Octagon. We further note that the debenture bears interest at a rate of 0% per annum and is convertible into shares of the Company’s common stock at any time commencing on the date of the debenture at a conversion price of $0.20 per share, subject to certain provisions including full-ratchet anti-dilution protection in the event that any shares of common stock or securities convertible into common stock are issued at less than the conversion price of the debenture except under certain circumstances. In this regard, please tell us and revise further filings to disclose your planned accounting treatment for the arrangement, including, but not limited to, the allocation of proceeds to the convertible debenture and warrants and whether the convertible debenture provides for beneficial conversion feature. Furthermore, your response should also address how the anti-dilution provisions have also been considered in your planned accounting treatment, for the arrangement. If you believe that no accounting is required for such provisions, please explain in detail as to why. Please provide us with the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon receipt of your response.

RESPONSE:

The Company accounted for the April 11, 2011 transaction in accordance with the provisions of ASC 470-Debt and ASC 815-Derivatives and Hedging and related guidance. The transaction contained both a

United States Securities and Exchange Commission

January 10, 2012

detachable warrant and a beneficial conversion feature.  ASC 470-20-25-2 provides in part:

“Proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants shall be accounted for as paid-in capital.  The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction.”

Further, the intrinsic value of the embedded beneficial conversion feature will be recognized specialty at issuance pursuant to the provisions of ASC 470-20-25-5. If the conversion price changes, as is provided under the agreement, the reset price will be accounted for under the provisions of ASC 470-20-35.

The disclosure in the MD&A has been modified and significantly expanded to address the accounting treatment accorded this transaction, including related guidance.

COMMENT 18.

Please revise your subsequent event to include such issuances of debt made subsequent to the reporting period.

RESPONSE:

The “Subsequent Events” footnote includes detailed disclosures related to the Company’s private placements subsequent to the reporting period.

Exhibits, page II-5

COMMENT 19.

Please revise to include the security purchase agreement from your private offering that closed on April 11, 2011 as an exhibit.

RESPONSE:

The securities purchase agreement has been included as an exhibit and is incorporated by reference to the Company’s Form 8-K filed on April 15, 2011.

Other

COMMENT 20.

Please provide updated financial statements in accordance with the Rule 8-08 of Regulation of S-X in your next amendment.

RESPONSE:

The Company acknowledges it has provided updated financial statements in accordance with Rule 8.08 of Regulation S-X in the amended registration statement on Form S-1.

United States Securities and Exchange Commission

January 10, 2012

COMMENT 21.

Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement.

RESPONSE:

The Company acknowledges it will provide a currently dated consent from our independent registered public account in any future amendments to our S-1 registration statement.

On behalf of the Company, thank you for the courtesies extended by the Staff.

Sincerely,

Brian A. Pearlman

BAP/sm

As Seen On TV, Inc.

14404 Icot Boulevard

Clearwater, Florida 33760

January 10, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4631

RE:

As Seen On TV, Inc. (formerly H & H Imports, Inc.)
Amendment No. 2 to Registration Statement on Form S-1
Filed June 28, 2011
File No. 333-170778

Dear Sirs:

In connection with the Registration Statement on Form S-1 (File No. 333-170778) filed by As Seen On TV, Inc. (the “Company”), as amended, the Company acknowledges that:

•

The Company is responsible for adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Steve Rogai
President